UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        China Wi-Max Communications, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                               Dr. Allan Rabinoff
                     11649 Port Washington Road, Suite #224
                                Mequon, WI 53092
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 9, 2008
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                --------------------------
                                                      Page 2 of 5    Pages
                                                --------------------------
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1         NAME OF REPORTING PERSON:

          Dr. Allan Rabinoff

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]
                                                                       (b) [  ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                 00

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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       Number of     7           SOLE VOTING POWER
        Shares                   2,825,000 common shares & 600,000 options
     Beneficially    ------------------------------------------------------
       owned by      8           SHARED VOTING POWER
         Each                    0
       Reporting     ------------------------------------------------------
        Person       9           SOLE DISPOSITIVE POWER
         with                    2,825,000 common shares & 600,000 options
                     ------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(a) 2,825,000 shares of common stock; and (b) 600,000 options. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan. Vesting is accelerated in connection with a change in control or termination of the employment agreement.
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2% Common Stock (33% if options are exercised)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                     IN
--------------------------------------------------------------------------------

                                                   --------------------------
                                                         Page 3 of 5    Pages
                                                   --------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of China Wi-Max Communications, Inc., a Nevada corporation ("CWMC"). The address of the principal executive offices of CWMC is 1905 Sherman Street, Suite #335, Denver, Colorado 80203.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement on Schedule 13D is being filed on behalf of Dr. Allan Rabinoff.

         (b) Dr. Rabinoff's business address is 11649 Port Washington Road, Ste. #224, Mequon, WI 53092.

         (c) Dr. Allan Rabinoff.

CHAIRMAN AND FOUNDER OF CWMC: DR. ALLAN RABINOFF has over twenty-five years of business experience in China and the Far East, including developing international companies and teams. Dr. Rabinoff has been involved as a Board and Senior Executive Team member of several Chinese ventures. Additionally, he served as the Chief Operations Officer of In Touch Communications Inc. in Beijing from November 2004 to May 2005. Dr. Rabinoff has accumulated a vast array of contacts in business and government over the last twenty-five years in Asia and has a firm grasp on the requirements necessary to successfully operate in China. In 1975, Dr. Rabinoff earned a PhD from the University of Maryland. He also holds a Master's and Bachelor of Science degree from the University of Wisconsin.

         (d) Dr. Rabinoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rabinoff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Dr. Rabinoff is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         During the year ended December 31, 2006, Dr. Rabinoff received 1,500,000 shares of common stock valued at $1,500 for his services. During the year ended December 31, 2007, Dr. Rabinoff received 1,325,000 shares of common stock valued at $20,000 as compensation for his services.

         On March 1, 2008, Dr. Rabinoff was issued an option exercisable for 600,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

ITEM 4. PURPOSE OF TRANSACTION.

         Dr. Rabinoff does not currently have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

         (a) The acquisition by any person of additional securities of CWMC, or the disposition of securities of CWMC;

                                                     --------------------------
                                                           Page 4 of 5    Pages
                                                     --------------------------

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving CWMC or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of CWMC or any of its subsidiaries;

         (d) Any change in the present board of directors or management of CWMC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of CWMC;

         (f)  Any  other  material   change  in  CWMC's  business  or  corporate
structure;

         (g) Changes in CWMC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CWMC by any person;

         (h) Causing a class of securities of CWMC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

         (i) A class of equity securities of CWMC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of CWMC common stock reported below are based on the statement that as of November 24, 2008 there were 10,394,000 shares of CWMC common stock outstanding.

(a) Aggregate number of shares owned (directly and indirectly):                  2,825,000 common shares directly & 600,000 options;
                                                                                 0 shares indirectly

Percent of outstanding shares owned:                                             27.2%  directly  as  of  November  24,  2008;
                                                                                 33% if options are exercised

(b) Sole Power of voting for Reporting Person:                                   2,825,000 common shares & 600,000 options

Shared Power of voting for Reporting Person:                                     None

(c) Transactions in securities in the past 60 days for Reporting Person:         None

(d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

(e) Not Applicable

                                                     --------------------------
                                                         Page 5 of 5    Pages
                                                     --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Dr.  Rabinoff  has  no  contracts,   arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the securities of CWMC, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 3, 2008


/s/Dr. Allan Rabinoff
-------------------------
Dr. Allan Rabinoff